

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail
William Monteleone
Chief Executive Officer
PAR Petroleum Corporation
1301 McKinney, Suite 2025
Houston, Texas 77010

> **Re: PAR Petroleum Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 7, 2013**
> **File No. 000-16203**

Dear Mr. Monteleone:

As discussed on Friday, August 23, 2013, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
E. James Cowen
Porter Hedges LLP